

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Allan Bradley
Chief Executive Officer
Scor International Foods, Inc.
539 Jarvis Street, Suite M2
Toronto, Ontario, Canada M4Y 2H7

**Re: Scor International Foods, Inc.**
**Amendment No. 4 to Registration Statement on Form S-1**
**Filed June 23, 2015**
**File No. 333-203239**

Dear Mr. Bradley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2015 letter.

Description of Business, page 21

Executive Summary, page 21

1. We note that you are "structuring acquisition offers." Please clarify your disclosure, if applicable, to set forth that no agreements to merge with or acquire a business have been secured and that you may not be able to secure any such agreements on acceptable terms. If not applicable, please clarify your disclosure to reflect your current circumstances and explain to us whether any potential acquisitions are "probable" for the purpose of financial statements under Rule 8-04 of Regulation S-X. Also refer to FRC 506.02(c)(ii). Please revise your disclosure throughout your filing, where applicable (i.e., pages 3, 21, 22, and 28).

Closing Comments

If you have questions regarding comments on the financial statements and related matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867, or Michael Fay, Staff Accountant, at (202) 551-3812.  Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director

cc:     Kenneth Bart, Esq.
        Bart and Associates LLC